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     THE ASSOCIATES.

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                NEWS

  News Media: (972) 652-4522              FOR IMMEDIATE RELEASE


           THE ASSOCIATES SPLITS COMMON STOCK 2-FOR-1,
                 INCREASES QUARTERLY DIVIDEND


DALLAS, Oct. 6, 1998 - Associates First Capital Corporation (NYSE: AFS) today announced a two-for-one split of the company's common stock. It will be done in the form of a dividend, with one additional common share issued on Dec. 23, 1998 for every common share held by stockholders of record as of the close of business on Dec. 9, 1998. Since the company's initial public offering on May 8, 1996, its stock has appreciated 93 percent.

The Associates board of directors also voted to increase the quarterly cash dividend by $0.01 per share, from $0.10 to $0.11, payable on Dec. 1, 1998 to holders of record on Oct. 30, 1998. This represents a 10 percent increase in the quarterly cash dividend of AFS common stock.

"These changes reflect our confidence in the future of the company," said Keith
W. Hughes, chairman and chief executive officer of The Associates. "We are building toward our 24th consecutive year of earnings improvement in 1998 and look forward to continuing that track record in years to come."

Associates First Capital Corporation, established in 1918, is a leading diversified finance company that provides consumer and commercial finance, leasing, insurance and related services worldwide. Headquartered in Dallas, it is one of the nation's 100 largest companies, based on total market capitalization.

This news release contains certain forward-looking statements, including expectations relating to receivables growth and earnings. The factors, which may cause future results to differ materially from expectations, are discussed in the form 10-K for the year ended Dec. 31, 1997, filed with the Securities and Exchange Commission.